Mail Stop 3561

April 27, 2009

<u>Via Fax & U.S. Mail</u>

Mr. James J. Murren, Chief Executive Officer
MGM Mirage
3600 Las Vegas Boulevard - South
Las Vegas, Nevada 89109

> **Re:** **MGM Mirage**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 001-10362**

Dear Mr. Murren:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008

Item 1. Business, page 2
Leveraging Our Brand and Management Assets, page 8
Mubadala Development Company, page 8

1.   We note that in November 2007, the company announced a project with
        Mubadala Development Company for the creation of an MGM Grand Abu Dhabi
        hotel. Please tell us, and revise future filings to disclose, the status of this planned
        development, including any progress with design and development, any costs
        incurred or capitalized, and overall progress to date.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20
Liquidity and Capital Resources, page 30
Market Risk, page 39

2.   Given the material amounts of outstanding debt at December 31, 2008 and the
        borrowing subsequent to year end of all amounts available under your credit
        facilities, we believe you should revise future filings to include robust disclosure
        as to the market risk associated with interest rates on your debt. Please revise to
        include the tabular presentation detailed in Regulation S-K, Item 305(a)(i)(A)(1).
        Alternatively, please expand your sensitivity analysis disclosures in future filings
        to include more detailed information concerning amounts of debt outstanding
        subject to variable rates, weighted average rates and the impact to your financial
        statements resulting from a change in those rates.

Financial Statements, page 52
Consolidated Statements of Cash Flows, page 55
Non-cash investing and financing activities, page 55

3.   We refer to the line item "CityCenter partial completion guarantee and delayed
        equity contributions" in the amount of $1,111,837. Please tell us the nature and
        amounts comprising the total amount of $1,111,837.

Notes to Consolidated Financial Statements, page 57

4.   We note from page 58 that development related to an Atlantic City project and the
        Kerzner-Istithmar project have been postponed. Please tell us the amount of any
        costs incurred on these projects that are currently recorded on the balance sheet at
        December 31, 2008 and please provide us with, and disclose in future filings, the
        specific factors management will consider in determining the future of these
        projects. Your response should include whether the company plans to make an
        evaluation at the end of each reporting period for these projects and related costs

(if any). To the extent you have recognized significant amounts on your balance sheet related to these projects, it appears you would be required to perform an impairment test under paragraph 8 of SFAS 144. Please provide us with your impairment analysis as of December 31, 2008. If you did not perform an impairment analysis on the assets related to these projects, please tell us why you believe you were not required to do so.

Note 3 – Significant Accounting Policies and Basis of Presentation, page 58
Investments in and advances to unconsolidated affiliates, page 62

5.   We note your disclosure of your policy to evaluate investments in unconsolidated affiliates for impairment when events or changes in circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value. In light of the disclosure in Note 1 on page 57 that CityCenter postponed the opening of the Harmon Hotel & Spa until late 2010 and cancelled the development of approximately 200 residential units originally planned, as well as the fact that the joint venture has incurred a loss in the last two years, please tell us if you performed an impairment analysis on your equity investment in CityCenter. If you performed an analysis, please provide us the results of the analysis including all significant assumptions used. If you did not perform an impairment analysis on your investment in CityCenter please explain to us why you do not believe it was necessary.

Note 8 – Investments in and advances to unconsolidated affiliates, page 68

6.   We refer to the line item "Non-operating items from unconsolidated affiliates" in the first table on page 70. Given the significant increase in this item from $18,805 in the year ended December 31, 2007 to $34,559 in the year ended December 31, 2008 and that the amount has risen in each reporting period presented, please provide us with a detailed schedule identifying the nature of all significant amounts recorded within this line item and explain to us why you believe these are appropriately classified in non-operating income/expense rather than within the "income from unconsolidated affiliates" line item. We may have further comment upon receipt of your response.

7.   Please provide us details of the nature and amounts contributing to the increase in the CityCenter investment balance from $1,421,480 at December 31, 2007 to $3,581,188 at December 31, 2008.

Note 11- Long-Term Debt, page 72

8.   We note your disclosure in Note 2 that you do not believe you will be in compliance with the financial covenants under the senior credit facility at March 31, 2009 and as a result, you obtained a waiver through May 15, 2009. In light of

your disclosure that the lenders have indicated they are likely to assert a claim that the going concern opinion was an event of default and could demand immediate repayment of the borrowings subsequent to May 15, 2009, it would appear that Issue 4 of EITF 86-30 may apply to your classification of the debt under the senior credit facility as of March 31, 2009. We assume that if you would have failed to be in compliance with the covenants as of March 31, 2009, absent the waiver, the debt under the senior credit facility will be classified as current on the balance sheet at March 31, 2009. Please advise.

Note 13 – Commitments and Contingencies, page 78

9.   We refer to the settlement on page 17 regarding the Mandalay Bay Ticket Processing Fee Litigation. Your disclosure indicates that a settlement was reached in February 2009, prior to the issuance of your December 31, 2008 financial statements. If the settlement was material, please tell us if the amount was accrued at December 31, 2008. If not, please explain to us why you believe it was not appropriate to accrue for the contingency at year-end.

CityCenter completion guarantee, page 78

10.   In accordance with FIN 45, we note that you recognized $205 million in your balance sheet related to the CityCenter partial completion guarantee. We further note that the company may be responsible for amounts up to $600 million relating to this obligation. In this regard, please tell us how you determined the fair value of $205 million. We may have further comment upon receipt of your response.

Note 15 – Stock-based compensation, page 80

11.   We refer to the table at the bottom of page 80, specifically, the column "Aggregate Intrinsic Value." It is unclear why the intrinsic value for all stock options outstanding, vested and exercisable at December 31, 2008 all have the same amount of $7,348. Please advise.

Note 19 – Condensed Consolidating Financial Information, page 85

12.   We note your summarized presentation of the condensed consolidated statements of cash flows, presenting only one summarized line item for each of the operating, investing and financing cash flows. Please note that condensed consolidated financial information in accordance with Article 3-10 of Regulation S-X should be presented in a manner similar to the condensed format allowed by Article 10 of Regulation S-X. Therefore, although presentation of one line item for the cash flows from operating activities is permitted, such presentation for investing and financing activities is only appropriate if individual line items do not meet the materiality thresholds. Please revise future filings as appropriate.

Form 8-K dated March 17, 2009
Exhibit 99

13.   We note the presentation of Property EBITDA for the MGM Grand Macau on
        page 2 for both the three months and year ended December 31, 2008. Please note
        each non-GAAP measure presented must be reconciled in accordance with Item
        10(e) of Regulation S-K. Although we note reconciliations of Property EBITDA
        on page 9, we do not see a reconciliation specific to the MGM Grand Macau.
        Please ensure that ALL non-GAAP measures in future filings are reconciled
        appropriately.

Form 8-K dated April 6, 2009

14.   Your disclosure indicates that the new employment agreement with Mr. Murren
        was effective as of December 1, 2008. We note the issuance of stock appreciation
        rights under the agreement. Please tell us if the December 31, 2008 financial
        statements reflect any liabilities and/or expense related to these SARs and if not,
        tell us why you believe it was appropriate that no amounts were recorded as of
        that date.

                                    ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief